

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via Email</u>
Jeremy J. Aguilar
Chief Financial Officer
hhgregg, Inc.
4151 East 96th Street
Indianapolis, Indiana 46240

> **Re: hhgregg, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed May 27, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 24, 2010**
> **File No. 001-33600**

Dear Mr. Aguilar:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        /s/ Christopher F. Chase for

                                        H. Christopher Owings
                                        Assistant Director

cc: Investor Relations
        Via Email: investorrelations@hhgregg.com